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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                               Nassda Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   63172M 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [_]     Rule 13d-1(b)

    [_]     Rule 13d-1(c)

    [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 6 pages

----------------------                                     -------------------
CUSIP NO.                        SCHEDULE 13G                 PAGE 2 OF 6
----------------------                                     -------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Walter Chan
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              1,360,801*
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             94,444*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,360,801*
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               94,444*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,455,245*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.10%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      (IN)
------------------------------------------------------------------------------

*    See Item 4 of this Schedule 13G.

                               Page 2 of 6 pages

                          INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with the other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization-Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.-Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                              Category                             Symbol
                              --------                             ------
                Broker Dealer                                        BD
                Bank                                                 BK
                Insurance Company                                    IC
                Investment Company                                   IV
                Investment Adviser                                   IA
                Employee Benefit Plan, Pension Fund,                 EP
                     or Endowment Fund
                Parent Holding Company/Control Person                HC
                Savings Association                                  SA
                Church Plan                                          CP
                Corporation                                          CO
                Partnership                                          PN
                Individual                                           IN
                Other                                                OO

Notes:

     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedules 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

                               Page 3 of 6 pages

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The items numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

     (a)  Name of Issuer: Nassda Corporation

     (b)  Address of Issuer's Principal Executive Offices:

              2975 Scott Blvd., Suite 110
              Santa Clara, CA  95054

Item 2.

     (a)  Name of Person Filing: Walter Chan

     (b)  Address of Principal Business Office or, if none, Residence:

              Walter Chan
              c/o Nassda Corporation
              2975 Scott Blvd., Suite 110
              Santa Clara, CA  95054

     (c)  Citizenship: United States of America

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 63172M 10 1

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              Not Applicable

Item 4.       Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                               Page 4 of 6 pages

     (a) Amount of beneficially owned: 1,455,245 shares (consists of 40,000 shares held by reporting person's wife, 54,444 shares held by reporting person's wife as custodian for his sons and vested stock options which give the reporting person the right to acquire 92,192 shares)

     (b) Percent of class: 6.10% (percentage ownership is calculated based on 23,758,364 shares of common stock outstanding as of December 31, 2001 and assumes that the 92,192 shares underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i))


     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote:    1,360,801
                                                           ---------------------

          (ii)   Shared power to vote or to direct the vote:     94,444
                                                             -------------------

          (iii)  Sole power to dispose or to direct the disposition of:
                 1,360,801
                 ---------------------------------------------------------------

          (iv)   Shared power to dispose or to direct the disposition of: 94,444
                                                                          ------

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S) 240.13d-3(d)(1).

Item 5.       Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Instruction: Dissolution of a group requires a response to this item.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not Applicable

Item 8.       Identification and Classification of Members of the Group

              Not Applicable

Item 9.       Notice of Dissolution of Group

              Not Applicable

Item 10.      Certification

              Not Applicable

                                Page 5 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                                   January 29, 2002
                                        ---------------------------------------
                                                         Date

                                                  /s/ Walter Chan
                                        ----------------------------------------
                                                      Signature

                                                     Walter Chan
                                        ---------------------------------------
                                                      Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties for whom copies are to be sent. Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 6 of 6 pages